                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20349

                               Amended & Restated

                                  SCHEDULE 13D

                                (Rule 13d-101)

   INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
            AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(A)

                         BARRINGER LABORATORIES, INC.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                    COMMON STOCK, PAR VALUE $.01 per share
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  068508100
                   ----------------------------------------
                                (CUSIP Number)

                           Patrick B. Tipton, Esq.
                       152 West 36th Street, Suite 805
                           New York, New York 10018
                                (212) 695-9366
--------------------------------------------------------------------------------
            (Name, Address, Telephone Number of Person Authorized
                    to Receive Notices and Communications)

                                June 24, 1998
--------------------------------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

---------------------------------                          ---------------------
CUSIP NO.   068508100                                         PAGE 2 OF 14 PAGES
         ------------------------                          ---------------------

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   1    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        R. Scott Asen
        TIN ###-##-####
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  |_|
        Not Applicable                                              (b)  |_|
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   3    SEC USE ONLY
--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS*

        PF, OO
--------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
        ITEMS 2(D) OR 2(E)                                                  |_|

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   6    CITIZENSHIP OR PLACE OR ORGANIZATION

        United States of America
--------------------------------------------------------------------------------
     NUMBER OF        7    SOLE VOTING POWER
      SHARES
   BENEFICIALLY                 924,964 shares of Common Stock
     OWNED BY
       EACH
     REPORTING
      PERSON
       WITH
                    ------------------------------------------------------------
                      8    SHARED VOTING POWER

                                None
                    ------------------------------------------------------------
                      9    SOLE DISPOSITIVE POWER

                                924,964 shares of Common Stock
                    ------------------------------------------------------------
                      10   SHARE DISPOSITIVE POWER

                                None
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                   1,174,964 shares of Common Stock
--------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                          |_|
--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                   36.0%
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*

                                   IN, IA
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

----------------------                                     ---------------------
CUSIP NO.    068508100                                        PAGE 3 OF 14 PAGES
         -------------                                     ---------------------

--------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        AB Associates, LP
        TIN 13-3975828
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)  |_|
        Not Applicable                                             (b)  |_|
--------------------------------------------------------------------------------
   3    SEC USE ONLY
--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS*

        WC
--------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
        ITEMS 2(D) OR 2(E)                                                  |_|
--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OR ORGANIZATION

        New York
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     NUMBER OF        7    SOLE VOTING POWER
      SHARES
   BENEFICIALLY                 250,000 shares of Common Stock
     OWNED BY
       EACH
     REPORTING
      PERSON
       WITH
                    ------------------------------------------------------------
                      8    SHARED VOTING POWER

                                None
                    ------------------------------------------------------------
                      9    SOLE DISPOSITIVE POWER

                                250,000 shares of Common Stock
                    ------------------------------------------------------------
                      10   SHARE DISPOSITIVE POWER

                                None
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                   250,000 shares of Common Stock
--------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            |_|
--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                   7.68%
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*

                                   PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

---------------------------------                          ---------------------
CUSIP NO.         068508100                                PAGE 4 OF 14 PAGES
             --------------------                          ---------------------

--------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Gregory A. Beard
        TIN ###-##-####
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)  |_|
        Not Applicable                                            (b)  |_|
--------------------------------------------------------------------------------
   3    SEC USE ONLY
--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS*

        PF
--------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
        ITEMS 2(D) OR 2(E)                                                 |_|
--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OR ORGANIZATION

        New York
--------------------------------------------------------------------------------
     NUMBER OF        7    SOLE VOTING POWER
      SHARES
   BENEFICIALLY                 293,333 shares of Common Stock
     OWNED BY
       EACH
     REPORTING
      PERSON
       WITH
                    ------------------------------------------------------------
                      8    SHARED VOTING POWER

                                None
                    ------------------------------------------------------------
                      9    SOLE DISPOSITIVE POWER

                                293,333 shares of Common Stock
                    ------------------------------------------------------------
                      10   SHARE DISPOSITIVE POWER

                                None
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                   293,333 shares of Common Stock
--------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            |_|
--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                   9.0%
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*

                                   IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.  SECURITY AND ISSUER

                  This Statement relates to the common stock, $.01 par value par value ("Common Stock") of Barringer Laboratories, Inc. (the "Issuer"). The executive offices of the Issuer are located at 15000 West 6th Avenue, Suite 300, Golden, CO 80401.


ITEM 2.  IDENTITY AND BACKGROUND

                  (a) This Statement is being filed by the following persons:

                           (i)   R. Scott Asen ("Asen");
                           (ii)  AB Associates, LP, a New York limited
                           partnership ("AB Associates"); and
                           (iii) Gregory A. Beard ("Beard").

Asen, AB Associates and Beard are hereinafter collectively referred to as "Reporting Persons."

                  (b) The principal offices or business address of each of the Reporting Persons is c/o Asen & Co., 224 East 49th Street, New York, New York 10017.

                  (c) (i) Asen's principal occupation is President of Asen & Co., a New York corporation with principal executive offices located at 224 East 49th St., New York, New York 10017 ("Asen & Co.). As described more fully in
Item 5 below, Asen also provides certain advisory services to each of (i) David
V. Foster IRA Account ("Foster"), (ii) SDFJ, Inc., a New York corporation ("SDFJ"), (iii) Victoria Street ("Street"), (iv) Woodmere Court Investments ("Woodmere") and (v) Nicole Miller and Kim Taipal ("Miller). As described more fully below in Item 5, Asen is also a general partner of AB Associates.

                           (ii) AB Associates is an investment limited
partnership. The general partners of AB Associates are Asen and Beard. Beard is the managing general partner of AB Associates. Asen and Beard, by virtue of their status as general partners, may be deemed to control AB Associates.

                           (iii) Beard's present principal occupation is
associate at Asen & Co.

                  (d) No Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years which, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

                  (e) No Reporting Person has been convicted in a criminal proceeding excluding traffic violations or similar


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
misdemeanors during the last five years.

                  (f) Asen and Beard are citizens of the United States of America.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS

                  The aggregate amount of funds required to purchase the 889,964 shares of Common Stock directly owned by Asen and referred to in Item 5 below was $442,377. The aggregate amount of funds required to purchase the 250,000 shares of Common Stock directly owned by AB Associates and referred to in Item 5 below was $75,000. The aggregate amount of funds required to purchase the 33,333 shares of Common Stock directly owned by Beard and referred to in Item 5 below was $10,000. All funds used by Asen and Beard to purchase their respective shares of Common Stock were personal funds. All funds used by AB Associates to purchase shares of Common Stock were working capital of the partnership.


ITEM 4.  PURPOSE OF TRANSACTION

                  Asen caused Asen & Co. to purchase 45,000 shares, 22,480 shares, 25,000 shares, 35,000 shares and 20,000 shares of Common Stock for the accounts of SDFJ, Foster, Street, Woodmere and Miller, respectively, all for investment purposes. The Reporting Persons acquired their shares of Common Stock for investment purposes and may acquire other securities of the Issuer, directly or indirectly, in open-market or privately negotiated transactions depending upon the respective evaluation of the performance and prospects of the Issuer and upon other developments and circumstances including but not limited to general business and economic conditions and the condition of the stock market. Except as aforesaid, the Reporting Persons do not have any plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of the Issuer or the disposition of any such securities,
(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (d) any change in the present board of directors or management of the Issuer, (e) any material change in the present capitalization or dividend policy of the Issuer, (f) any other material change in the Issuer's business or corporate structure, (g) any other material change in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person, (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act, or (j) any action similar to any of those enumerated in (a) through (i) above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

                  As of the date hereof, the Reporting Persons have the following interests in the securities of the Issuer:

         (a) (i) Asen directly owns 777,484 shares of the Common Stock, which shares represent approximately 23.9% of the issued and outstanding shares of Common Stock (based on the total number of issued and outstanding shares of Common Stock being 3,257,315 (the "Total Outstanding Shares") based on disclosures made by the Issuer to the Reporting Persons. As President of Asen & Co., Asen may be deemed to beneficially own the 147,480 shares owned collectively by SDFJ, Foster, Street, Woodmere and Miller. As a general partner of AB Associates, Asen may be deemed to beneficially own the 250,000 shares owned directly by AB Associates. The 777,484 shares of Common Stock owned directly by Asen plus the 397,480 shares of which he may be deemed a beneficial owner in the aggregate represent approximately 36.0% of the Total Outstanding Shares. Asen hereby expressly disclaims beneficial ownership of any shares of Common Stock not owned directly by him.

                  (ii) AB Associates directly and beneficially owns 250,000 shares of Common Stock, which shares represent 7.68% of the Total Outstanding Shares.

                  (iii) Beard owns directly 43,333 shares of the Common Stock, which represent approximately 1.3% of the Total Outstanding Shares. As managing general partner of AB Associates, Beard may be deemed to beneficially own the 250,000 shares of Common Stock directly owned by AB Associates. The 43,333 shares of Common Stock directly owned by Beard plus the 250,000 shares of Common Stock to which he may be deemed a beneficial owner in the aggregate represent approximately 9.0% of the Total Outstanding Shares. Beard hereby expressly disclaims beneficial ownership of any shares of Common Stock not owned directly by him.

         (b) (i) Asen has sole voting, investment and dispositive power as to the 777,484 shares of Common Stock directly owned by him. As President of Asen & Co., Asen may be deemed to have voting, investment and dispositive power over the 147,480 shares of Common Stock owned collectively by SDFJ, Foster, Street, Woodmere and Miller. As a general partner of AB Associates, Asen may be deemed to have voting, investment and dispositive power of the 250,000 shares of Common Stock owned by AB Associates.

             (ii) AB Associates has voting, investment and dispositive power as to the 250,000 shares of Common Stock directly owned by it. Asen and Beard, as general partner and managing general partner of AB Associates, respectively are empowered to direct certain actions of AB Associates and consequently may be deemed to have voting, investment and dispositive power over such 250,000 shares of Common Stock.


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
            (iii) Beard has sole voting, investment and dispositive power as to the 43,333 shares of Common Stock directly owned by him.

         (c) No transactions in the Common Stock of the Issuer were effected by the Reporting Persons, directly or indirectly, during the past sixty days, except for the following transactions:

                  (i) Asen purchased shares of Common Stock in the names and amounts, on the dates and at the prices set forth below:

         Name                 Number of Shares     Per Share Price     Date
         ----                 ----------------     ---------------     ----
R. Scott Asen                     64,933            $.375             5/8/98
SDFJ, Inc.                         2,946            $.375             5/8/98
Victoria Street                    2,520            $.375             5/8/98
Woodmere Court Investments         1,667            $.375             5/8/98
Nicole Miller & Kim Taipal         3,334            $.375             5/8/98
R. Scott Asen                     30,000            $.55              6/5/98
R. Scott Asen                      2,500            $.55              6/8/98
R. Scott Asen                      2,500            $.60              6/9/98
R. Scott Asen                     15,000            $.60              6/16/98
R. Scott Asen                      5,000            $.60              6/24/98
R. Scott Asen                      5,000            $.60              6/26/98
R. Scott Asen                      5,000            $.60              6/29/98
R. Scott Asen                      5,000            $.60              7/2/98


Each of the purchases described above was effected on the over-the-counter market.

                  (ii) On May 14, 1998, Asen distributed 20,000 shares of Common Stock of the Issuer as bonuses to two employees of Asen & Co. As described in Section (c)(iii) below, Beard received 10,000 shares of Common Stock of the issuer in connection with this bonus.

                  (iii) On May 14, 1998, Beard received a bonus from Asen of 10,000 shares of the Common Stock of the Issuer.

                  (d) Other than as disclosed herein, no other person has the right to receive or the power to direct the receipt of


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
dividends from, or the proceeds from the sale of, the shares of Common Stock.


                  (e) Not applicable.


ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
         RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                  Asen & Co. provides certain advisory services for each of SDFJ, Foster, Victoria Street, Woodmere and Miller for which it receives certain fees. Asen & Co. has voting and dispositive power with respect to capital stock held in accounts for the benefit of each of SDFJ, Foster, Victoria Street, Woodmere and Miller. The Reporting Person is the President of Asen & Co. and as such may be deemed to control Asen & Co.

                  Other than as disclosed herein, there exist no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other persons with respect to any securities of the Issuer, including but not limited to transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

                  Exhibit A - Form of Investment Advisory Agreement between Asen & Co. and each of SDFJ, Foster, Victoria Street, Woodmere and Miller.

                  Exhibit B - Agreement of Reporting Persons to jointly file
                  Schedule 13D.




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
SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the statement is true, complete and correct.



Dated:            July 6, 1998


                                                    /s/ R. Scott Asen
                                                    ---------------------------
                                                        R. Scott Asen



                                                    AB Associates, LP



                                                    By:/s/ Gregory A. Beard
                                                    ---------------------------
                                                           Gregory A. Beard
                                                           Managing Partner



                                                      /s/ Gregory A. Beard
                                                    ---------------------------
                                                          Gregory A. Beard

                                EXHIBIT INDEX
                                -------------

   Exhibit No.                       Description
   -----------                       -----------

    Exhibit A     Form of Investment Advisory Agreement between
                  Asen & Co. and each of SDFJ, Foster, Victoria Street,
                  Woodmere and Miller.

    Exhibit B     Agreement of Reporting Persons to jointly file
                  Schedule 13D.